UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

A. O. Smith Corporation

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

831865209

(CUSIP Number)

with a copy to:

Fredrick G. Lautz Quarles & Brady LLP 411 East Wisconsin Avenue Milwaukee, Wisconsin 53202 (414) 277-5309	Bruce M. Smith c/o Smith Investment Company 11270 West Park Place Milwaukee, Wisconsin 53224 (414) 359-4030

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 9, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 831865209

1.	Names of Reporting Persons
I.R.S. Identification Nos. of Above Persons (Entities Only)

Smith Family Trusts
N/A
2.	Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
7,383 (See Item 5)
	8.	Shared Voting Power
5,077,479 (See Item 5)
	9.	Sole Dispositive Power
7,383 (See Item 5)
	10.	Shared Dispositive Power
5,077,479 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,084,862 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☒

(See Item 5)
13.	Percent of Class Represented by Amount in Row (11)

19.5% (See Item 5)
14.	Type of Reporting Person

OO

Preliminary Note:

This Schedule 13D/A is filed by certain shareholders of Smith Investment Company, a Nevada corporation (“SICO”). These shareholders are certain individual members of the Smith family and trusts for the benefit of certain members of the Smith family (collectively, the “Smith Family Trusts”). Arthur O. Smith and Bruce M. Smith (together, “Messrs. Smith”) act as the Smith Family Trusts’ representatives for purposes of the matters described in this filing. Messrs. Smith as individuals are included in the Smith Family Trusts, and also are trustees for and beneficiaries of certain of the trusts which are included in the Smith Family Trusts. This Schedule 13D/A amends the Schedule 13D previously filed by the Smith Family Trusts.

The Smith Family Trusts previously reported their determination to jointly engage in discussions with other shareholders of SICO, a special committee of SICO’s board of directors, and potentially A. O. Smith Corporation, a Delaware corporation (“AOS”), and a special committee formed by AOS’s board of directors, regarding a proposal for a potential transaction between SICO and AOS, or any related proposals or counter-proposals, as well as to potentially negotiate and enter into agreements with other SICO shareholders related to a potential transaction.

On December 9, 2008, AOS and SICO executed an Agreement and Plan of Merger among them and certain subsidiaries (the “Merger Agreement”) pursuant to which SICO will merge into a subsidiary of AOS (the “Merger”) and, among other matters, each outstanding share of SICO common stock (other than shares owned by AOS, SICO or their respective subsidiaries, or shares held by SICO shareholders who properly exercise dissenters’ rights) will be converted into the right to receive 2.396 shares of AOS Class A Common Stock, $5.00 par value per share (the “Class A Common Stock”) and 0.463 shares of AOS Common Stock, $1.00 par value (the “Common Stock”), without giving effect to escrow arrangements pursuant to the Merger Agreement. The aggregate number of AOS shares to be issued in the Merger represents a 1.5% discount to the aggregate number of AOS shares currently held by SICO, which was required by AOS as a condition to entering into the Merger Agreement. A portion of the Common Stock will be placed in escrow to satisfy indemnification claims, if any, by AOS under the Merger Agreement. A copy of the Merger Agreement is attached as an exhibit to AOS’s Current Report on Form 8-K, dated December 9, 2008 (the “AOS 8-K”). In connection with and as contemplated by the Merger Agreement, the Smith Family Trusts have entered into certain agreements and arrangements, which are further described in this Schedule 13D/A.

The Smith Family Trusts may be deemed to be the controlling shareholders of SICO and have indirect beneficial ownership of the Common Stock reported as owned by SICO. Although this Schedule 13D/A reports shares of Common Stock to the extent they represent the proportionate indirect interest of the Smith Family Trusts in SICO, the Smith Family Trusts disclaim beneficial ownership of the Common Stock owned by SICO. This filing does not constitute an admission that, by these actions, the Smith Family Trusts or any constituents of the Smith Family Trusts constitute or have formed a “group” within the meaning of Regulation 13D under the Securities Exchange Act of 1934 (the “Exchange Act”).

Item 1.	Security and Issuer

The Schedule 13D/A relates to the Common Stock, par value $1.00 per share, of A. O. Smith Corporation, a Delaware corporation. The address of the principal executive office of AOS is 11270 West Park Place, Milwaukee, Wisconsin 53224.

Item 2.	Identity and Background

(a)	This filing is made by the Smith Family Trusts, as described above in “Preliminary Note.” The names of the persons and entities that are part of the Smith Family Trusts are set forth on Appendix A hereto.

(b)	The address of the Smith Family Trusts is in care of Arthur O. Smith and Bruce M. Smith at 11270 West Park Place, Milwaukee, Wisconsin 53224.

(c)	Arthur O. Smith is the retired Chairman, President and Chief Executive Officer of SICO, and currently serves as a Director of SICO. Bruce M. Smith is the Chairman, President and Chief Executive Officer of SICO. Margaret B. Smith is the spouse of Arthur O. Smith. The trusts are family-created trusts.

(d)	None of Arthur O. Smith, Bruce M. Smith nor the other members of the Smith Family Trusts has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	None of Arthur O. Smith, Bruce M. Smith nor the other members of the Smith Family Trusts has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Arthur O. Smith, Bruce M. Smith and the other individuals among the Smith Family Trusts are citizens of the United States. The trusts included in the Smith Family Trusts are all organized under Wisconsin law.

Item 3.	Source and Amount of Funds or Other Consideration

SICO has reported that it beneficially owns an aggregate of 9,626,328 shares of Common Stock, which includes 8,067,252 shares of Common Stock that are issuable upon conversion of Class A Common Stock held by SICO. The shares of Common Stock reported as beneficially owned by the Smith Family Trusts, including through SICO, were acquired over a number of years, including prior to the initial public offering of AOS and subsequently as a result of open market purchases and stock dividends.

Item 4.	Purpose of Transaction

The Preliminary Note at the beginning of this Schedule 13D/A is incorporated by reference in this section. In their joint press release, AOS and SICO have described the Merger Agreement and Merger in part as follows:

A. O. Smith Corporation (NYSE: AOS) and its largest stockholder, Smith Investment Company (PK: SMIC), announced today that they have signed a definitive merger agreement providing for Smith Investment to become a wholly-owned subsidiary of A. O. Smith in a tax free exchange. As a result of the merger, the stockholders of Smith Investment will own shares of A. O. Smith directly, rather than through Smith Investment. Stockholders of Smith Investment will be entitled to receive 2.396 shares of A. O. Smith Class A Common Stock and 0.463 shares of A. O. Smith Common Stock for each share of Smith Investment stock they hold.

A description of the Merger Agreement, the Merger and related transactions is also included in the AOS 8-K. SICO is also filing an amendment to its Schedule 13D relating to the Merger Agreement, the Merger and the related transactions.

The Smith Family Trusts previously entered into a relationship to jointly have discussions with other shareholders of SICO, the SICO special committee, AOS and AOS’s special committee, regarding a potential transaction between SICO and AOS and related matters. Messrs. Smith have acted as the Smith Family Trust’s representatives in these matters. The Smith Family Trusts disclosed that they might seek to negotiate agreements, arrangements or understandings related to a potential transaction, and to enter into such agreements, arrangements or understandings, among themselves, with certain other shareholders of SICO, with SICO, potentially with AOS, and/or with the other parties with which they hold discussions.

In connection with the execution of the Merger Agreement and as contemplated thereby, the Smith Family Trusts have entered into a letter agreement, dated December 9, 2008, with AOS and SICO (the “Support Agreement”) by which the Smith Family Trusts agree to take certain actions which are generally supportive of the Merger, including voting their shares of SICO common stock in favor of the Merger and the other transactions contemplated by the Merger Agreement.

The Smith Family Trusts have entered into a Stockholder Agreement, dated December 9, 2008, with AOS (the “Stockholder Agreement”) whereby they generally agree that, for a period of up to three years after the Merger, they will not engage in certain actions relating to AOS or its securities, including solicitations of proxies or shareholder consents, specific acquisition transactions, or certain transfers of their shares of Class A Common Stock.

The Merger Agreement also contemplates that the Smith Family Trusts and certain other members of the Smith family may form a voting trust to hold their shares of the Common Stock and the Class A Common Stock after the Merger. The trustees of the voting trust would be responsible for the voting of the shares held by it; the related agreement also contemplates restrictions on certain withdrawals from the voting trust. A form of the Voting Trust Agreement (the “Voting Trust Agreement”) is contemplated by the Merger Agreement. Prior to the Merger, the Smith Family Trusts expect to invite certain other descendents of Lloyd R. Smith and certain related parties to deposit shares into the voting trust, and expect to engage in related discussions with those parties.

See Item 6 hereof for a further, more detailed discussion of each of the Support Agreement, the Stockholder Agreement and the Voting Trust Agreement. Except as set forth herein (including in the Preliminary Note), the Smith Family Trusts do not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. Subject to the foregoing, the Smith Family Trusts reserve the right to formulate plans or make proposals, engage in further discussions, and take such action with respect thereto, including any or all of the items set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

Item 5.	Interest in Securities of the Issuer

The Preliminary Note at the beginning of this Schedule 13D/A is incorporated by reference in this section.

Smith Investment Company

SICO has reported that it beneficially owned an aggregate of 9,626,328 shares of Common Stock, which included 8,067,252 shares of Common Stock that are issuable upon conversion of Class A Common Stock held by SICO. This aggregate amount represented approximately 32.1% of the outstanding Common Stock (including, solely for purposes of computing this percentage, Common Stock deemed to be outstanding upon conversion of Class A Common Stock held by SICO). SICO has the sole power to vote or direct the vote of and to dispose of or direct the disposition of all of the Common Stock listed as beneficially owned by SICO.

Smith Family Trusts

The Smith Family Trusts collectively own 52.7% of the outstanding shares of SICO and may be deemed to be controlling shareholders of SICO. As a result, the Smith Family Trusts may be deemed to have indirect beneficial ownership of the Common Stock reported as beneficially owned by SICO. Bruce M. Smith is Chairman and Chief Executive Officer of SICO and is a director of AOS. Arthur O. Smith is a director of SICO. He retired as Chairman and Chief Executive Officer of SICO in January 1999. As noted above, SICO has reported beneficial ownership of 32.1% of the Common Stock.

The Smith Family Trusts on a combined basis report owning 5,084,862 shares of Common Stock, or 19.5% of that class of securities, including certain shares of Common Stock that are beneficially owned by SICO, as described below. The Smith Family Trusts and the constituents of the Smith Family Trusts disclaim beneficial ownership of Common Stock that is held by SICO.

Unless otherwise stated in this Item, the following information relates to the ownership of SICO shares. Each SICO share represents an indirect interest in approximately 2.90206 shares of Common Stock, including the shares of Common Stock into which shares of Class A Common Stock could be converted, based upon currently reported shares outstanding. The reported indirect combined ownership by the Smith Family Trusts was determined using this multiplier.

Bruce M. Smith beneficially owns 75,696 shares of the outstanding common stock of SICO, which are held in trusts for the benefit of Bruce M. Smith, and 102,372 shares of the outstanding common stock of SICO are held in various trusts for the benefit of the wife and issue of Bruce M. Smith. Arthur O. Smith beneficially owns 172,034 shares of the outstanding common stock of SICO, including shares held in a trust for the benefit of Arthur O. Smith, his wife, Margaret B. Smith, beneficially owns 6,970 shares of the outstanding common stock of SICO and 463,116 shares of the outstanding common stock of SICO are held in various trusts for the benefit of the wife and issue of Arthur O. Smith. In addition, Messrs. Smith are trustees of various trusts for the benefit of persons other than themselves, their wives and issue, which trusts hold an aggregate of 823,153 shares of the common stock of SICO. With respect to the 823,153 shares of the common stock of SICO held in trust for the benefit of persons other than Messrs. Smith and their wives and issue, Arthur O. Smith is sole trustee of trusts holding 11,100 shares of the common stock of SICO and holds all investment and voting power with respect to such trusts and Arthur O. Smith or Bruce M. Smith are co-trustees with at least one other person and hold shared investment and voting power with respect to the trusts holding the remaining shares. Two other trusts which are part of the Smith Family Trusts but not otherwise included above own 106,271 shares of SICO common stock. The shares of common stock of SICO held beneficially by Messrs. Smith and their wives, together with shares held by Messrs. Smith in trust for the benefit of others and in the other trusts included in the Smith Family Trusts, comprised 52.7% of the 3,317,066 outstanding shares of common stock of SICO on the date hereof. The Smith Family Trusts and the constituents of the Smith Family Trusts disclaim that any of the foregoing relationships or interests in the common stock of SICO constitute beneficial ownership of any Common Stock, and the Smith Family Trusts and the constituents of the Smith Family Trusts disclaim beneficial ownership of the Common Stock reported as beneficially owned by SICO.

Excluding the shares of Common Stock reported as beneficially held by SICO, as to which Arthur O. Smith disclaims beneficial ownership, Arthur O. Smith beneficially owns 4,734 shares of Common Stock, which represents less than 0.1% of the outstanding Common Stock. Arthur O. Smith has the sole voting and dispositive power with respect to these shares.

Excluding the shares of Common Stock beneficially held by SICO, as to which Bruce M. Smith disclaims beneficial ownership, Bruce M. Smith beneficially owns 2,649 shares of Common Stock, which represents less than 0.1% of the outstanding Common Stock. Bruce M. Smith has the sole voting and dispositive power with respect to these shares. Bruce M. Smith also has deferred receipt of stock awards representing a total of 7,160 shares of Common Stock under AOS’s Corporate Directors’ Deferred Compensation Plan. AOS treats these deferred stock awards as restricted stock units.

Neither Messrs. Smith nor any of the other constituents of the Smith Family Trusts has effected any transactions in the Common Stock or the Class A Common Stock during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Smith Family Trusts entered into the relationship described herein for purposes of joint discussions, and potential negotiations and agreements, arrangements and understandings, regarding a potential transaction. In connection with the signing of the Merger Agreement and as contemplated thereby, the Smith Family Trusts have entered into the following two agreements:

•

Under the Support Agreement, until the Merger is consummated or the Merger Agreement is otherwise terminated, the Smith Family Trusts agree that they will vote their shares of SICO common stock in favor of the Merger, the other transactions contemplated by the Merger Agreement, and any other matter being voted upon by SICO’s shareholders for the purpose of facilitating the Merger. The Smith Family Trusts also agree to vote against any proposal which is reasonably expected to prevent or materially delay the Merger or any proposal directly resulting from or related to an intervening event that results in the modification and withdrawal of the recommendation of SICO’s board of directors in favor of the Merger. In the event of a termination of the Merger Agreement, for one year thereafter the Smith Family Trusts agree to vote their SICO shares against any proposal directly resulting from or related to an intervening event that resulted in the modification or withdrawal of the SICO board’s recommendation in favor of the Merger.

•

Under the Stockholder Agreement, the Smith Family Trusts generally agree that, for a period of up to three years after the Merger, as shareholders of AOS, they will not engage in certain solicitations of proxies or shareholder consents, solicit approval for a shareholder proposal, make specific acquisition transactions, make certain transfers of their shares of Class A Common Stock to a permitted transferee that has not executed the Stockholder Agreement, or enter into certain other agreements, arrangements or understandings which would result in the formation of a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to AOS or the Common Stock. The Stockholder Agreement provides that certain transactions which might otherwise conflict with the Stockholder Agreement are nonetheless permitted, and also provides that certain of these restrictions will terminate upon the occurrence of specified events set forth in the Stockholder Agreement.

In addition, as contemplated by the Merger Agreement, the Smith Family Trusts may enter into the Voting Trust Agreement to hold the shares of Common Stock and Class A Common Stock that are currently held by them, or will be received by them in the Merger. The Smith Family Trusts expect to enter into the Voting Trust Agreement, and deposit their shares of the Common Stock and the Class A Common Stock into the voting trust formed thereby, promptly after the Merger. Under the form of Voting Trust Agreement, the trustees of the voting trust would be responsible for the voting of the Common Stock and the Class A Common Stock. The Voting Trust Agreement also contemplates restrictions on certain withdrawals from the voting trust, such as the ability of the trustees to substitute Common Stock for any shares of Class A Common Stock that a participant wishes to withdraw. Prior to the Merger, the Smith Family Trusts expect to invite certain other lineal descendents of Lloyd R. Smith and certain related persons or entities to deposit shares into the voting trust.

Each of the Support Agreement, the Stockholder Agreement and the form of Voting Trust Agreement is filed as an exhibit to this Schedule 13D/A and is incorporated herein by reference. The descriptions contained herein are only a summary of the material provisions of those agreements. The texts of the agreements provide further information, detail and limitations as to the specific rights, duties and obligations of the Smith Family Trusts thereunder.

Except as described herein, the Smith Family Trusts do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of AOS, including, but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loans or option agreement, puts or call, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

1.	Joint Filing Agreement, dated August 14, 2008, among the Smith Family Trusts, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended. [Incorporated by reference to Exhibit 1 of the Schedule 13D of the Smith Family Trusts dated August 14, 2008.]

2.	Support Agreement dated December 9, 2008 among AOS, SICO and the Smith Family Trusts.

3.	Stockholder Agreement dated December 9, 2008 among AOS and the Smith Family Trusts.

4.	Form of Voting Trust Agreement proposed to be entered into after the Merger among the Smith Family Trusts and certain other parties.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2008	SMITH FAMILY TRUSTS

/s/ Arthur O. Smith
Arthur O. Smith, representative

/s/ Bruce M. Smith
Bruce M. Smith, representative

Appendix A

Name of Trust	Trustees
Arthur O. Smith III Trust dated 12/05/74	Bruce M. Smith, Daniel M. Hess
Regina Smith Mallon Trust dated 12/05/74	Bruce M. Smith, Daniel M. Hess
Maria L. Smith Trust dated 12/05/74	Bruce M. Smith, Daniel M. Hess
Mark D. Smith Trust dated 12/05/74	Bruce M. Smith, Daniel M. Hess
Dana K. Smith Trust dated 12/05/74	Bruce M. Smith, Daniel M. Hess
Lucy W. Smith Trust u/a dated 12/29/52	Bruce M. Smith, Daniel M. Hess
Robert Lewis Smith Family Trust dated 6/28/72	Bruce M. Smith, Daniel M. Hess
Sierra Anne Steer Smith 2002 Trust dated 1/13/2003	Bruce M. Smith, Daniel M. Hess
Lloyd David Smith 2003 Trust	Bruce M. Smith, Daniel M. Hess
June E. Rhea Family Trust dated 1/5/71	Bruce M. Smith, Daniel M. Hess
June Ellyn Rhea 1987 Trust	Bruce M. Smith, Daniel M. Hess
Robin Rhea Family Trust dated 7/22/76	Bruce M. Smith, Daniel M. Hess
June S. Rhea 1971 Revocable Trust f/b/o Lloyd Fay	Bruce M. Smith, Daniel M. Hess
June S. Rhea 1971 Revocable Trust f/b/o June Rhea	Bruce M. Smith, Daniel M. Hess
June S. Rhea 1971 Revocable Trust f/b/o Robin Rhea	Bruce M. Smith, Daniel M. Hess
June S. Rhea 1970 Trust f/b/o Lloyd Fay	Bruce M. Smith, Daniel M. Hess
June S. Rhea 1970 Trust f/b/o June E. Rhea	Bruce M. Smith, Daniel M. Hess
Lloyd Johns Fay Trust dated 11/6/74	Bruce M. Smith, Daniel M. Hess
June Ellyn Rhea Trust dated 11/6/74	Bruce M. Smith, Daniel M. Hess
Robin Rhea Trust dated 11/6/74	Bruce M. Smith, Daniel M. Hess
June Rhea 1979 Family Trust f/b/o Lloyd Fay	Bruce M. Smith, Daniel M. Hess
June Rhea 1979 Family Trust f/b/o June E. Rhea	Bruce M. Smith, Daniel M. Hess
June Rhea 1979 Family Trust f/b/o Robin Robin	Bruce M. Smith, Daniel M. Hess
Taylor Benjamin Alt 2001 Trust	Arthur O. Smith, Daniel M. Hess
Jonathon Douglas Alt 2001 Trust	Arthur O. Smith, Daniel M. Hess
L.B. Smith 1994 Trust	Arthur O. Smith, Daniel M. Hess
Melissa Anne Smith 2003 Trust	Arthur O. Smith, Daniel M. Hess
Amelia Paige McEneany Smith Minority Trust 6/24/96	Arthur O. Smith, Daniel M. Hess
Amelia Paige McEneany Smith 1996 Trust 12/10/96	Arthur O. Smith, Daniel M. Hess
Liam Quinn McEneany Smith 2000 Trust	Arthur O. Smith, Daniel M. Hess
Alexandra Marie Smith 1987 Trust dated 11/06/87	Arthur O. Smith, Daniel M. Hess
Alexandra Marie Smith Minority 1989 Trust 12/19/89	Arthur O. Smith, Daniel M. Hess
Joshua Daniel Smith 1987 Trust dated 9/4/87	Arthur O. Smith, Daniel M. Hess
Joshua Daniel Smith 1989 Minority Trust dated 12/19/89	Arthur O. Smith, Daniel M. Hess
Katherine Anne Smith 1988 Trust dated 12/23/88	Arthur O. Smith, Daniel M. Hess
Katherine Anne Smith 1989 Minority Trust 12/19/89	Arthur O. Smith, Daniel M. Hess
Anneliese Victoria Smith 1994 Trust	Arthur O. Smith, Daniel M. Hess
Anneliese Victoria Smith 1994 Minority Trust	Arthur O. Smith, Daniel M. Hess
Scott Gordon Linzmeyer 1987 Trust dated 3/10/87	Arthur O. Smith, Daniel M. Hess
Scott Gordon Linzmeyer 1989 Minority Trust 12/19/89	Arthur O. Smith, Daniel M. Hess
Lloyd E. Fay Irrevocable 2003 Trust	Arthur O. Smith, Daniel M. Hess
Agnes G. Hummel Trust	Arthur O. Smith
Robert Lewis Smith Trust u/a dated 11/12/52	Bruce M. Smith, Arthur O. Smith, Daniel M. Hess
Roger Scott Smith Trust u/a dated 11/12/52	Bruce M. Smith, Arthur O. Smith, Daniel M. Hess
Nancy Smith Linzmeyer Trust u/a dated 12/17/57	Bruce M. Smith, Arthur O. Smith, Daniel M. Hess
Bruce M. Smith Trust u/a dated 11/12/52	Robert L. Smith, Arthur O. Smith, Daniel M. Hess

A-1

Name of Trust	Trustees
Arthur O. Smith Revocable 1976 Trust	Margaret Smith, Bruce Smith, Daniel Hess
Arthur O. Smith III Family Trust dated 12/29/76	Margaret B. Smith, Daniel M. Hess
Mallon Family Trust	Margaret B. Smith, Daniel M. Hess
Maria Lauren Smith Family Trust dated 12/27/79	Margaret B. Smith, Daniel M. Hess
Mark Dean Smith Family Trust dated 8/12/82	Margaret B. Smith, Daniel M. Hess
Dana K. Smith Family Trust dated 12/16/83	Margaret B. Smith, Daniel M. Hess
A. O. Smith Family 1973 Trust f/b/o Arthur O. Smith III	Margaret B. Smith, Arthur O. Smith
A. O. Smith Family 1973 Trust f/b/o Maria L. Smith	Margaret B. Smith, Arthur O. Smith
A. O. Smith Family 1973 Trust f/b/o Mark D. Smith	Margaret B. Smith, Arthur O. Smith
A. O. Smith Family 1973 Trust f/b/o Dana K. Smith	Margaret B. Smith, Arthur O. Smith
A. O. Smith Family 1973 Trust f/b/o Tracy Aaron Mallon	Margaret B. Smith, Arthur O. Smith
Bruce M. Smith Family Trust u/a dated 6/01/72	Robert L. Smith, Daniel M. Hess
Jessica A. Mallon Minority Trust dated 12/27/83	A. O. Smith III, Daniel M. Hess
Robert A. Mallon Minority Trust dated 12/27/83	A. O. Smith III, Daniel M. Hess
Tracy A. Mallon 1987 Trust dated 4/15/87	A. O. Smith III, Daniel M. Hess
Lindsay Smith 1987 Trust dated 5/22/87	A. O. Smith III, Daniel M. Hess
Megan Elizabeth Smith 1987 Trust dated 12/12/87	A. O. Smith III, Daniel M. Hess
Jennifer Katherine Smith 1994 Trust dated 5/17/94	A. O. Smith III, Daniel M. Hess
Theresa Marie Banghart 1999 Trust dated 12/06/99	Daniel M. Hess, Elizabeth Smith
Rebecca A. Banghart 1999 Trust dated 12/06/99	Daniel M. Hess, Elizabeth Smith
Arthur Oliver Smith IV 1999 Trust dated 12/07/99	Mark Dean Smith, Daniel M. Hess
Elizabeth Carter Smith 1999 Trust dated 12/07/99	Mark Dean Smith, Daniel M. Hess
Katherine Lee Smith 1999 Trust dated 12/07/99	Mark Dean Smith, Daniel M. Hess
Roger Scott Smith Family Trust u/a dated 6/29/72	Daniel M. Hess
Nancy Smith Linzmeyer Family Trust u/a dated 9/27/73	Daniel M. Hess

Others	Manner Held
Arthur O. Smith	Individually
Margaret B. Smith	Individually
Bruce M. Smith	Individually

A-2

EXHIBIT INDEX

1.	Joint Filing Agreement, dated August 14, 2008, among the Smith Family Trusts, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended. [Incorporated by reference to Exhibit 1 of the Schedule 13D of the Smith Family Trusts dated August 14, 2008.]

2.	Support Agreement dated December 9, 2008 among AOS, SICO and the Smith Family Trusts.

3.	Stockholder Agreement dated December 9, 2008 among AOS and the Smith Family Trusts.

4.	Form of Voting Trust Agreement proposed to be entered into after the Merger among the Smith Family Trusts and certain other parties.